UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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10035615

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

CM

SEC FILE NUMBER
8- 48076

FACING PAGE

Information Required of Broker and Dealers Pursuant to Section 17 of the Securities and Exchange Act of 134 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
First Capital Investments, LLC

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O.Box No.)

38000 Highway 72
(No. and Street)

SEC Mail Processing Section
MAR 01 2010
Washington, DC
110

Nederland (City) CO (State) 80466 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jess Peterson (Name) (303) 339-7900 (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cordovano and Honeck, LLP
(Name – if individual, state last, first, middle name)

88 Inverness Circle East (Address) Englewood, (City) CO (State) 80112 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JD
3/19/2010

OATH OR AFFIRMATION

I, Jess Peterson, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of First Capital Investments, LLC, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principle officer, or director has any proprietary interest in any account classified solely as that of a customer except as follows:

AIRRI MARTHIAS
NOTARY PUBLIC
STATE OF COLORADO
MY COMMISSION EXPIRES 12-02-13

02/18/2010

Notary Public

2/18/2010

Signature

Financial Principal

Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page
- ☒ (b) Statement of Financial Condition
- ☒ (c) Statement of Income (Loss)
- ☒ (d) Statement of Changes in Financial Condition
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation of Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation
- ☒ (m) A copy of the SPIC Supplemental Report
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Cordovano and Honeck LLP *Certified Public Accountants*
88 Inverness Circle East
Building M
Englewood, Colorado 80112
(303) 329-0220 Phone
(303) 316-7493 Fax

Report of Independent Registered Public Accounting Firm

To the Membership of:
First Capital Investments, LLC

We have audited the accompanying statement of financial condition of First Capital Investments, LLC (the "Company") as of December 31, 2009, and the related statements of operations, changes in membership capital, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Capital Investments, LLC as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As described in Note 2 to the financial statements, the Company conducted significant related party transactions during the year ended December 31, 2009. According to generally accepted accounting principles, related party transactions are not conducted at arms-length.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17A-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Cordovano and Honeck LLP
Englewood, Colorado
February 17, 2010

FIRST CAPITAL INVESTMENTS, LLC
Statement of Financial Condition
December 31, 2009

Assets

Current assets:		
Cash and cash equivalents	$	36,748
Accounts receivable, related party (Note 2)		8,202
Prepaid expenses		303
Total current assets		45,253
Property and equipment, net (Note 3)		1,492
	$	46,745

Liabilities and Membership Capital

Current liabilities:		
Accounts payable	$	4,331
Accounts payable, related party (Note 2)		704
Accrued liabilities		4,500
Total current liabilities		9,535
Membership capital (Note 4)		37,210
	$	46,745

See accompanying notes to financial statements

Cordovano and Honeck LLP Certified Public Accountants

88 Inverness Circle East
Building M-103
Englewood, Colorado 80112
303-329-0220 Phone
303-316-7493 Fax

February 24, 2010

Securities and Exchange Commission
Registration Branch
Mails Stop 8031
100 F. Street NE
Washington, DC 20549

Attention: Filing Desk

RE: First Capital Investment, LLC

Ladies and Gentlemen:

Enclosed you will find two manually signed copies of the Annual Audited Report, From X-17A-5, Part III for the year end December 31, 2009.

Also enclosed is an additional copy of this letter which we ask that you date stamp and return Cordovano and Honeck LLP in the self-addressed stamped envelope to acknowledge your receipt of this letter and its enclosures.

Sincerely,



Cordovano and Honeck LLP

Cordovano and Honeck LLP *Certified Public Accountants*

88 Inverness Circle East
Building M-103
Englewood, Colorado 80112
303-329-0220 Phone
303-316-7493 Fax

February 24, 2010

Securities and Exchange Commission
Registration Branch
Mails Stop 8031
100 F. Street NE
Washington, DC 20549

Attention: Filing Desk

RE: First Capital Investment, LLC

Ladies and Gentlemen:

Enclosed you will find two manually signed copies of the Annual Audited Report, From X-17A-5, Part III for the year end December 31, 2009.

Also enclosed is an additional copy of this letter which we ask that you date stamp and return Cordovano and Honeck LLP in the self-addressed stamped envelope to acknowledge your receipt of this letter and its enclosures.

Sincerely,

Cordovano and Honeck LLP

Cordovano and Honeck LLP